Transact Energy Corp.

1188 West Georgia Street, Suite 1650

Vancouver, BC Canada V6E 4A2

604-629-2461

July 24, 2008

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Transact Energy Corp.

Request for Withdrawal of:

Post Effective Amendment No. 1 to Registration on Form SB-2

Filed on July 10, 2008

File No.: 333-151574

Ladies and Gentleman:

Transact Energy Corp. (the “Company”) hereby requests the withdrawal of Post Effective Amendment No. 1 to its Registration Statement on Form SB-2 (File No. 333-151574) as erroneously filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on July 10, 2008 (the “Registration Statement”).

We are requesting a withdrawal solely due to the fact that the Registration Statement was filed under the wrong file number, 333-151574.  The correct file number is 333-139746. We believe that such withdrawal is consistent with the public interest and the protection of investors.  The omission was not detected until after the Registration Statement was filed. A corrected Registration Statement has been filed via EDGAR with the correct file number (333-139746).

The Company requests a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Thank you for your assistance in the matter. Should you require further information, please contact our legal counsel, Ms. Cletha A. Walstrand, at (435) 688-7317.

Very truly yours,

/s/ Roderick Bartlett

Roderick Bartlett

President